I, Cassandra DeNunzio, certify that:

(1) the financial statements for the fiscal years ended June 30, 2023 and June 30, 2022 of Sparx Holdings Group, Inc. included in this Form C are true and complete in all material respects; and

(2) the tax return information of Sparx Holdings Group, Inc. included in this Form C accurately reflects the information we reported on the tax return for Sparx Holdings Group, Inc. for the fiscal year ended June 30, 2023.

Cassandra DeNunzio
Cassandra DeNunzio
CEO

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.